OMB RD



17016478

) STATES
CHANGE COMMISSION SEC
), D.C. 20549 Mail Processing Section

MAR 02 2017

Washington DC
416

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 39659

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Thornhill Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 South Congress Avenue, Suite 200
(No. and Street)

Austin	Texas	78704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name)*

P.O. Box 202260	**Austin**	**Texas**	**78759**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, J. Brian Morrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Thornhill Securities, Inc., as of

December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title



Notary Public



DELL BOYKIN
Notary Public, State of Texas
Comm. Expires 11-08-2019
Notary ID 11726430

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors – None.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thornhill Securities, LLC

Financial Statements and Supplemental Schedule
(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2016

PMB Helin Donovan

THORNHILL SECURITIES, INC.
Index to Financial Statements and Supplemental Schedule
December 31, 2016

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Thornhill Securities, Inc.:

We have audited the accompanying statement of financial condition of Thornhill Securities, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornhill Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether it, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 28, 2017
Austin, Texas


Russell
Bedford

THORNHILL SECURITIES, INC.
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	134,777
Receivable from broker dealer		14,777
Clearing deposit		100,000
Prepaid expenses, accounts receivable and other assets		27,838
Fixed assets, net		1,643
Total assets	$	279,035

Liabilities and Shareholders' Equity

Liabilities:		
Accrued expenses	$	6,552
Accounts payable		5,232
Total liabilities		11,784
Shareholders' equity		
Common stock $0.01 par value, 1,000,000 shares authorized, 353,661 shares issued and outstanding		3,537
Additional paid in capital		1,640,053
Accumulated deficit		(1,376,339)
Total shareholders' equity		267,251
Total liabilities and shareholders' equity	$	279,035

See notes to the financial statements and report of independent registered public accounting firm.

THORNHILL SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2016

Revenues		
Commissions	$	515,871
Gain on firm securities investment accounts		836
Revenue from sale of investment company shares		74,611
Fees for account supervision, investment advisory, and administrative services		541,108
Other revenue		33,014
Total revenues		1,165,440
Expenses		
Salaries and other employment costs		251,801
Other employee compensation and fees		979,224
Commissions paid to other broker-dealers		101,668
Interest expense		134
Regulatory fees and expenses		25,860
Other expenses		252,741
Total expenses		1,611,428
Loss from operations		(445,988)
Income tax expense		-
Net loss	$	(445,988)

See notes to the financial statements and report of independent registered public accounting firm.

THORNHILL SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2016

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances at January 31, 2016	202,427	$ 2,024	$ 1,366,565	$ (930,351)	$ 438,238
Issuances of common stock	152,234	1,513	273,488	-	275,001
Net loss	-	-	-	(445,988)	(445,988)
Balances at December 31, 2016	354,661	$ 3,537	$ 1,640,053	$ (1,376,339)	$ 267,251

See notes to the financial statements and report of independent registered public accounting firm.

THORNHILL SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(445,988)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		4,790
Changes in assets and liabilities:		
Receivable from broker dealer		5,303
Prepaid expenses, accounts receivable and other assets		3,839
Accounts payable, accrued expenses		(9,542)
Net cash used in operating activities		(441,598)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Proceeds from issuances of common stock		275,001
Net cash provided by financing activities		275,001
Net decrease in cash		(166,597)
Cash and equivalents at beginning of year		301,374
Cash and equivalents at end of year	$	134,777

See notes to the financial statements and report of independent registered public accounting firm.

THORNHILL SECURITIES, INC.
Notes to the Financial Statements
December 31, 2016

Note 1- Description of Business

Thornhill Securities, Inc. (the "Company") is a majority-owned subsidiary of Morr-BOC, LLC (the "Parent"). The Company is a registered broker-dealer in the general securities business. Securities traded include, but are not limited to, stocks, corporate bonds, U.S. government and government agency securities, mutual funds, money market instruments, and tax-exempt securities. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located in Texas and New Jersey.

During 2013, a majority of the Company's stock was sold to the Parent by the Company's previous owners, Austin Trust Company and Gabe Thornhill. The previous owners retained a minority interest in the Company after the sale.

Note 2- Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues and expenses are recognized in the period earned or incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments which may be withdrawn at any time without penalty or will become available within three months from the date of the financial statements, to be cash equivalents.

Securities Transactions

Securities transactions and the related commissions revenues and expenses are recorded on the trade date basis.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally three or five years.

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

For the purposes of U.S. federal and U.S. state tax returns, the Company is included as a component of Morr-BOC, LLC in its filings. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2013.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, and securities owned. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices). The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Clearing Agreement

Thornhill Securities, Inc. has a clearing agreement with the Pershing Division of The Bank of New York (Pershing) whereby Pershing clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Pershing.

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). Fair value measurement also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1—quoted prices in active markets for identical assets and liabilities.
- Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3—unobservable inputs.

Much of the disclosure is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs.

Management Review

The Company has evaluated subsequent events through February 28, 2017, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (ASU's) issued by the Financial Accounting Standards Board (FASB).

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2014-09, *Revenue Recognition (Topic 606)*. This ASU provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and the timing of revenue recognition. The new standard, as initially released, would be effective for fiscal years, and interim periods within those years, beginning after December 15, 2016 and early adoption would not be permitted. In July 2015, the FASB deferred the effective date of the new revenue standard by one year resulting in the new revenue standard being effective for fiscal years and interim periods beginning after December 15, 2017 and allowing entities to adopt one year earlier if they so elect. The new standard allows for two alternative implementation methods: the use of either (1) full retrospective application to each prior reporting period presented or (2) modified retrospective application in which the cumulative effect of initially applying the revenue standard is recognized as an adjustment to the opening balance of retained earnings in the period of adoption. The Company plans to adopt the new standard in the first quarter of 2018 but has not yet determined the method by which the standard will be adopted. The Company is currently evaluating the impact of the standard on its financial statements.

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements—Going Concern (Subtopic 205-40)* requiring management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern, which is currently performed by the external auditors. Management will be required to perform this assessment for both interim and annual reporting periods and must make certain disclosures if it concludes that substantial doubt exists. This ASU is effective for annual periods, and interim periods within those annual periods, beginning on or after December 15, 2016. The adoption of this guidance is not expected to have a material effect on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize on its balance sheet a right-of-use asset and a lease liability under most operating leases. For private companies, the ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of ASU 2016-02 will have on its financial position, results of operations, or cash flows.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016 the Company had net capital, aggregate indebtedness and net capital requirements of $219,042, $11,784 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .05 to 1.

Note 4 - Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature or because they carry market rates of interest, approximate current fair value at December 31, 2016. The Company has no financial assets or liabilities which are carried at fair value on a recurring basis.

Note 5 - Fixed Assets

Fixed assets consisted of the following at December 31, 2016:

Furniture and fixtures	$	32,356
Equipment and computers		9,918
Leasehold Improvements		5,959
		48,233
Less: accumulated depreciation		(46,590)
	$	1,643

Depreciation expense totaled $4,790 for the year ended December 31, 2016.

Note 6 - Commitments and Contingencies

Operating Leases

The Company leases office equipment and office space, under non-cancellable operating leases. The office space is leased from the Company's former parent, Austin Trust Company. During 2016, the Company signed a new office space lease for a 12 month term that commenced on July 1, 2016 and terminates on July 31, 2017. A summary of the total minimum lease payments under non-cancelable operating leases for office equipment follows:

Year Ending December 31,		Lease Commitment
2017	$	35,000
Thereafter		-
	$	30,000

Rental expense for these leases was $58,200 for the year ended December 31, 2016.

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2016, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The agreement with the clearing broker-dealer calls for minimum charges of $100,000 annually during the entire period of the agreement. The Company has a clearing deposit of $100,000 with the clearing broker-dealer securing the charges and indemnification clause.

Note 7 - Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents.

The Company had one customer that contributed to 23% of total revenues during 2016.

Note 8 - Related Party Transactions

The Company leases office space with Austin Trust Company (Note 6). The Company is also allocated a portion of the occupancy and general and administrative expense based on approximate usage. In 2016, the Company made payments approximating $58,200 and $400, respectively, for such occupancy and general and administrative expenses.

During 2016, the Company received proceeds totaling $275,001 from Morr-BOC, LLC in exchange for 152,234 shares of its common stock. These purchases resulted in an increase in Moor-BOC, LLC's holdings in the Company from 97% at the end of 2015 to 98% as of December 31, 2016.

9 - Income Taxes

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 34%	$	(152,000)
Other differences		(1,000)
Change in valuation allowance		153,000
Income tax provision	$	-

As of December 31, 2016, the Company had federal net operating loss carryforwards of approximately $1,793,000, which will expire in varying amounts beginning in 2026, if not utilized. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at December 31, 2016 are as follows:

Deferred tax assets (liabilities):		
Net operating loss deferred tax assets	$	610,000
Less valuation allowance		(610,000)
	$	-

The Company has established valuation allowances equal to the total gross deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance increased by $153,000 during the year ended December 31, 2016.

Schedule I

THORNHILL SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

Total shareholders' equity qualified for net capital	$ 267,251
Deductions and/or charges	
Non-allowable assets and related liabilities:	
Receivables from non-customers	14,777
Fixed assets, net	1,643
Prepaid expenses, accounts receivable, deposits and other assets	27,838
Total deductions and/or charges	44,258
Net capital before haircuts on securities	222,993
Less:	
Haircuts on money market funds and investments	(3,951)
Total net capital	$ 219,042
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 11,784
Total aggregate indebtedness	$ 11,784
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 169,042
Ratio of aggregate indebtedness to net capital	0.05 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 27, 2017.	$ 218,961
Difference between filed and calculated :	
Net adjustments	81
Net capital per financial statements	$ 219,042

See notes to the financial statements and report of registered independent public accounting firm.

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Board of Directors of
Thornhill Securities, Inc.:

We have reviewed management's statements, included in the accompanying the Thornhill Securities, Inc, Exemption Report, in which (1) Thornhill Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2017

THORNHILL SECURITIES, INC.

Exemption Report

Thornhill Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under Rule 17 C.F.R § 240.15c-3-3;

(2) The Company met the identified exemption provisions in Rule 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Thornhill Securities, Inc.

I, J. Brian Morrison, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: ____________

Title: Chairman/CEO

Date: February 28, 2017

336 South Congress Avenue, Suite 200
Austin, TX 78704
(512) 472-7171
Fax (512) 472-7180

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Thornhill Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Thornhill Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2017



Russell
Bedford

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2802********************MIXED AADC 220
39659 FINRA DEC
THORNHILL SECURITIES INC
336 S CONGRESS AVE STE 200
AUSTIN TX 78704-1266

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joseph Bova 440 321 2868

2. A. General Assessment (item 2e from page 2) $ 2727

B. Less payment made with SIPC-6 filed (exclude interest) (1381)
7/29/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1346

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 1346

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Thornhill Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 20 17.

Bookkeeper
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,165,439
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	74,610
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	74,610
2d. SIPC Net Operating Revenues	$ 1090829
2e. General Assessment @ .0025	$ 2727
	(to page 1, line 2.A.)